UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”):	COMPUTERSHARE TRUST COMPANY OF CANADA

B.      This is [check one]:

☒ an original filing for the Filer.

☐ an amended filing for the Filer.

C.      Identify the filing in conjunction with which this form is being filed:

Name of registrant:	TELUS CORPORATION

Form type:	Registration Statement on Form F-10

File number (if known):	333-256124

Filed by:	TELUS CORPORATION

Date filed (if filed concurrently, so indicate):	May 14, 2021, concurrently herewith

D.      The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

800, 324 - 8th Avenue SW

Calgary, Alberta, Canada T2P 2Z2

E.      The Filer designates and appoints Computershare Trust Company, NA (the "Agent"), located at:

6200 S. Quebec St

Greenwood Village, Colorado 80111

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.      The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.     The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 14th day of May, 2021.

Filer:  COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Angela Fletcher
	Name:	Angela Fletcher
	Title:	Corporate Trust Officer

By:	/s/ Shannon Grover
	Name:	Shannon Grover
	Title:	Corporate Trust Officer

Calgary, Alberta, Canada

This statement has been signed by the following person in the capacity indicated on May 14, 2021.

COMPUTERSHARE TRUST COMPANY, NA
as Agent for Service of Process for
COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Jerry Urbanek
	Name:	Jerry Urbanek
	Title:	Trust Officer

Highlands Ranch, Colorado